SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated October 14, 2003

Instrumentarium Corporation

(Translation of Registrant’s Name Into English)

Kuortaneenkatu 2
FIN-00510 Helsinki, Finland

(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [X]	Form 40-F [ ]

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes [ ]	No [X]

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________ )

Enclosure:	GENERAL ELECTRIC EXERCISES ITS REDEMPTION RIGHT TO REDEEM THE REMAINING SHARES IN INSTRUMENTARIUM

SIGNATURES
GENERAL ELECTRIC EXERCISES ITS REDEMPTION RIGHT TO REDEEM THE REMAINING SHARES IN INSTRUMENTARIUM

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Instrumentarium Corporation

Date: October 14, 2003	By:	/s/ Matti Salmivuori Chief Financial Officer

Date: October 14, 2003	By:	/s/ Juhani Lassila Group Treasurer

STOCK EXCHANGE RELEASE 20/03

October 14, 2003 at 3.15 p.m.      1(3)

GENERAL ELECTRIC EXERCISES ITS REDEMPTION RIGHT TO REDEEM THE REMAINING SHARES IN INSTRUMENTARIUM

General Electric Company (NYSE: GE), through its GE Medical Systems division, announced on October 6, 2003 the result of its tender offer for all shares and options in Instrumentarium Corporation (HEX: INS1V.HE, Nasdaq: INMRY) and confirmed its intention to acquire all the remaining shares and options in Instrumentarium.

Following the completion of the tender offer, GE’s wholly owned subsidiary General Electric Finland Oy (“GE Finland”) holds more than nine tenths (9/10) of the shares and votes in Instrumentarium. As a consequence of the exceeding of said threshold, GE Finland has the right, based on Chapter 14, Section 19 of the Finnish Companies Act, to redeem the shares held by other shareholders in Instrumentarium at current price.

GE Finland has today notified to Instrumentarium that it will exercise its redemption right under the Finnish Companies Act and redeem the shares held by other shareholders in Instrumentarium (the “Minority Shareholders”). GE Finland’s claim based on the redemption right (the “Redemption Claim”) is the following:

1. Redemption Price of the Shares

The redemption price is EUR 36 per share that in GE Finland’s view shall be considered as the current price of the shares according to the Finnish Companies Act.

The redemption price is the same price that was offered by GE Finland in the public tender offer for the shares announced on January 10, 2003 (the “Tender Offer”).

2. Transfer Tax and Payments

GE Finland will be responsible for possible transfer tax payable in Finland deriving from the redemption of the shares as well as for the payments and charges arising from the book-entry registrations carried out as a consequence of the redemption.

In accordance with the Redemption Claim GE Finland will initiate statutory arbitration as provided in the Finnish Companies Act.

GE Finland will, along with the Redemption Claim, shortly make to the Minority Shareholders a redemption offer under the Finnish Securities Market Act as well as a redemption offer based on the Articles of Association of Instrumentarium (jointly, the “Redemption Offer”) regarding the shares and options of Instrumentarium. Details of the Redemption Offer will be announced separately. Additional information is available at the asset management branches of Nordea Bank Finland Plc and at the offices of Nordea Securities Corporate Finance Oy. In connection with the Redemption Offer GE Finland will also publish a redemption offer document, which will be available, in addition to the asset management branches of Nordea Bank Plc and the offices of Nordea Securities Corporate Finance Oy, at the HEX Gate and via the Internet site www.nordeasecurities.com.

Due to the Redemption Claim, Instrumentarium will file an application with the District Court of Helsinki, Finland, in which it requests a trustee to be appointed to supervise the interests of absent shareholders during the redemption and arbitration procedures.

STOCK EXCHANGE RELEASE 20/03

October 14, 2003 at 3.15 p.m. 2(3)

In accordance with the Finnish Companies Act the trustee is entitled to agree upon the terms of redemption on behalf of unknown shareholders and to represent absent shareholders in the arbitration mentioned in the Redemption Claim. Contact information of the trustee will be available at Instrumentarium and the Finnish Trade Register as soon as the trustee has been appointed and the contact information has been entered into the Trade Register.

In addition to the above, GE Finland has today notified to Instrumentarium that GE Finland has become the parent company of Instrumentarium Corporation.

The completion of the tender offer has also resulted in GE Finland’s holding in Instrumentarium exceeding the thresholds set forth in section 11 of the Articles of Association of Instrumentarium. The Board of Directors will inform shareholders of GE Finland’s redemption obligation under the Articles of Association separately.

As previously announced, GE Finland will also commence a mandatory redemption offer as soon as possible in accordance with Chapter 6, Section 6 of the Finnish Securities Market Act. Further information will be provided separately.

The Board of Directors of Instrumentarium has in its meeting held today resolved to apply for the immediate delisting from the Nasdaq SmallCap Market of the ADRs evidencing Instrumentarium shares and to terminate the ADR program maintained by JPMorgan Chase Bank on behalf of the company. Termination of the ADR program will take effect upon 30 days’ notice to ADR holders. Upon termination of the ADR program, JP Morgan Chase Bank will perform no further acts under the ADR Deposit Agreement or the ADRs, except to advise ADR holders of such termination, receive and hold (or sell) distributions on deposited Instrumentarium shares, including the redemption price mentioned in the Redemption Claim, and process any withdrawals of Instrumentarium shares initiated by ADR holders. Instrumentarium also intends to apply for the termination of the registration of the company’s shares under the United States Securities Exchange Act of 1934 as soon as the conditions for termination of registration are met.

About Instrumentarium Corporation

Instrumentarium is a leading international medical technology company, headquartered in Helsinki, Finland. Instrumentarium currently derives approximately 80% of sales from its Anesthesia and Critical Care operations and additionally operates in Diagnostic Imaging and Infant Care. For more information, visit www.instrumentarium.com.

About General Electric

GE is a diversified technology and services company dedicated to creating products that make life better. The company’s GE Medical Systems division is a $9 billion global leader in medical imaging, healthcare services, and information technology. Its offerings include networking and productivity tools, clinical information systems, patient monitoring systems, surgery and vascular imaging, conventional and digital X-ray, computed tomography, electron beam tomography, magnetic resonance, ultrasound and bone mineral densitometry, positron emission tomography, nuclear medicine, and a comprehensive portfolio of clinical and business services. For more than 100 years, health care providers worldwide have relied on GE Medical Systems for high quality medical technology and productivity solutions. GE operates in more than 100 countries and employs more than 300,000 people worldwide. For more information, visit www.ge.com or www.gemedical.com.

STOCK EXCHANGE RELEASE 20/03

October 14, 2003 at 3.15 p.m.        3(3)

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This information includes statements relating to the future, which by their nature involve risks, uncertainty and assumptions.

INSTRUMENTARIUM CORPORATION

Matti Salmivuori                      Juhani Lassila

DISTRIBUTION

The Helsinki Exchanges Media

Further information:

Juhani Lassila, Group Treasurer, tel. +358 10 394 3422